UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number:  0‑21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN'S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.

2002 Papa John’s Boulevard

Louisville, Kentucky  40299-2367

(502) 261‑7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Papa John’s International, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MCM CPAs & Advisors LLP

Louisville, Kentucky

June 21, 2019

We have served as the auditor of the Plan since 2006.

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Cash	$1	$71

Investments at fair value:
Papa John's International, Inc. common stock	2,568,735	4,130,859
Mutual funds	30,170,948	31,722,940
Pooled separate accounts	21,086,828	22,877,046
Collective trust fund	3,174,920	3,001,104
Total investments	57,001,431	61,731,949

Receivables:
Contributions receivable from employer	677,747	1,507,834
Notes receivable from participants	2,418,194	2,371,460
Total receivables	3,095,941	3,879,294

Net assets available for benefits	$60,097,373	$65,611,314

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2018 and 2017

	2018	2017
Additions (deductions):
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(5,263,882)	$6,037,172
Interest and dividend income	957,921	834,236
Total investment (loss) income	(4,305,961)	6,871,408

Contributions:
Participant	4,172,990	4,562,523
Rollover	660,097	1,535,148
Employer	677,747	1,507,835
Total contributions	5,510,834	7,605,506

Benefits paid to participants	(6,413,678)	(3,409,839)
Administrative fees	(305,136)	(294,826)
Net (decrease) increase	(5,513,941)	10,772,249

Net assets available for benefits at beginning of year	65,611,314	54,839,065
Net assets available for benefits at end of year	$60,097,373	$65,611,314

See accompanying notes.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all eligible employees of the Company and its subsidiaries, who have attained the age of twenty-one and have completed one year of service as defined by the Plan. Highly compensated employees, as defined by the Plan, are restricted from deferring contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions

Participants may voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code (“IRC”) limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. The Company contributed, to participants who completed 1,000 hours of service and were actively employed on the last day of the 2018 and 2017 Plan years, a matching amount equal to 25 cents and 50 cents for every dollar, respectively, contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.  Participants who die, retire, or are disabled during the Plan year also receive Company matching contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the accounts are invested.

Vesting

Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions and related earnings vest subject to a five-year graded vesting schedule which is based on years of vesting service. To receive vesting service for a Plan year, a participant must have completed at least 1,000 hours of service during the Plan year.

Payment of Benefits

Vested account balances are payable upon retirement, death or disability, or termination of employment. In-service distributions are also permitted upon meeting certain requirements as defined by the Plan.

Notes Receivable from Participants

Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the balances in the participants’ accounts and are interest bearing at the prime rate plus one percentage point at the time of the loans. The loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeitures of approximately $43,000 and $52,000 were used to reduce the amount of the employer matching contributions receivable as of December 31, 2018 and 2017, respectively. Forfeited amounts approximated $39,000 and $30,200 at December 31, 2018 and 2017, respectively.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or Plan participants, as defined by the Plan.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2018 and 2017.  If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Subsequent Events

Subsequent events for the Plan have been considered through the date of the Independent Auditor’s Report, which represents the date the financial statements were available to be issued.  On January 1, 2019, the Plan restated its Plan document, which removed the requirement for employees to complete 1,000 hours of service before being eligible for the Plan, and amended the service requirement from one year to three months.

3. Fair Value Measurements

The Financial Accounting Standards Board Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy includes the following categories:

•

Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
•

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Papa John’s International, Inc. common stock:

Papa John’s International, Inc. common stock is traded on The NASDAQ Global Select Market tier of The NASDAQ Stock Market under the symbol PZZA. The common stock is valued at its quoted market price at the daily close of NASDAQ on the last business day of the Plan year and is classified as a Level 1 investment.

Mutual funds:

Mutual funds are valued at quoted market prices in an exchange and active market and are classified as Level 1 investments.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Pooled separate accounts:

Pooled separate accounts (“PSAs”) are privately managed through investment companies and are not publicly quoted. PSAs are comprised, primarily, of shares of registered investment companies held through sub-accounts of an insurance company. The PSAs are valued using net asset value (“NAV”) as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets held through sub-accounts of a separate account of an insurance company. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. The Plan has concluded that the NAVs reported by the investment companies approximate the fair value of the investments. There are currently no redemption restrictions or unfunded commitments on these investments.

Collective trust fund:

The Principal Stable Value Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The investments are valued using NAV as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are currently no redemption restrictions or unfunded commitments on these investments.

The Plan’s investments measured at fair value on a recurring basis as of December 31, 2018 and 2017 are as follows:

	December 31, 2018
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$2,568,735	$—	$—	$2,568,735
Mutual funds	30,170,948	—	—	30,170,948
Total assets in fair value hierarchy	$32,739,683	$—	$—	32,739,683
Investments measured at NAV (a)				24,261,748
Investments at fair value				$57,001,431

	December 31, 2017
	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Papa John's International, Inc. common stock	$4,130,859	$—	$—	$4,130,859
Mutual funds	31,722,940	—	—	31,722,940
Total assets in fair value hierarchy	$35,853,799	$—	$—	35,853,799
Investments measured at NAV (a)				25,878,150
Investments at fair value				$61,731,949

(a)   Includes pooled separate accounts and a collective trust fund which are measured using NAV as a practical expedient and are not classified in the fair value hierarchy. The fair value amounts presented in this table are shown for the purpose of reconciling to the Statements of Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

4. Tax Status

The Internal Revenue Service (“IRS”) ruled on March 2, 2015 that the Plan and related trust is in compliance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS.   The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken.

The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $2,568,735 and $4,130,859 of Papa John’s common stock at December 31, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, the Plan had purchases of Papa John’s common stock of approximately $394,000 and $409,000 and sales of $857,000 and $716,000, respectively.

At December 31, 2018 and 2017, the Plan held units in various pooled separate accounts and a stable value fund managed by affiliates of Principal Trust Company, the Plan trustee. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Changes in Net Assets Available for Benefits.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

7. Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (“Form 5500”), which is filed with the Department of Labor, to the financial statements:

	2018	2017
Net assets available for benefits per the Form 5500	$60,059,570	$65,604,712
Adjustment from fair value to net asset value as a practical expedient for collective trust fund	37,803	6,602
Net assets available for benefits per the financial statements	$60,097,373	$65,611,314

The following is a reconciliation of net (loss) income per the Form 5500 to net (decrease) increase per the financial statements:

	2018	2017
Net (loss) income per the Form 5500	$(5,545,142)	$10,764,767
Change in adjustment from fair value to net asset value as a practical expedient for collective trust fund	31,201	7,482
Net (decrease) increase per the financial statements	$(5,513,941)	$10,772,249

Supplemental
Schedule

Papa John’s International, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Line 4i

EIN:  61‑1203323, Plan Number:  001

December 31, 2018

Identity of Issuer, Borrower,		Shares Held or		Current
Lessor, or Similar Party	Description of Investment	Rate of Interest		Value
Common stock:
*Papa John's International, Inc.	Common Stock	64,525	shares	$2,568,735

Mutual funds:
Pimco	Pimco Total Return Institutional Fund	104,896	shares	1,041,620
Vanguard Group	Vanguard Target RMT Income INV Fund	15,901	shares	202,735
Vanguard Group	Vanguard Target RMT 2020 INV Fund	106,226	shares	3,041,259
Vanguard Group	Vanguard Target RMT 2030 INV Fund	254,561	shares	7,845,575
Vanguard Group	Vanguard Target RMT 2040 INV Fund	208,787	shares	6,745,893
Vanguard Group	Vanguard Target RMT 2050 INV Fund	129,179	shares	4,200,911
Dimensional Fund Advisors	DFA U.S. Targeted Value I Fund	61,989	shares	1,229,247
Vanguard Group	Vanguard Equity-Income ADM Fund	27,515	shares	1,827,799
Vanguard Group	Vanguard Target RMT 2060 INV Fund	30,275	shares	943,678
Pimco	Pimco Real Return Institutional Fund	13,109	shares	138,438
Franklin Templeton Investments	Franklin U.S. Government Securities R6 Fund	40,090	shares	236,931
Blackrock Advisors, LLC	Blackrock High Yield Bond K Fund	236,549	shares	1,688,958
Blackrock Advisors, LLC	Blackrock U.S. Total Bond Index K Fund	3,638	shares	35,834
Vanguard Group	Vanguard Small Cap Growth Index ADM Fund	18,736	shares	992,070
				30,170,948
Pooled separate accounts:
*Principal Life Insurance Company	Mid-Cap Value III Separate Account	5,412	shares	720,456
*Principal Life Insurance Company	International Emerging Markets Separate Account	13,287	shares	814,362
*Principal Life Insurance Company	Diversified International Separate Account	24,475	shares	2,007,878
*Principal Life Insurance Company	Large-Cap S&P 500 Index Separate Account	16,396	shares	2,105,100
*Principal Life Insurance Company	Small-Cap S&P 600 Index Separate Account	14,809	shares	855,674
*Principal Life Insurance Company	Mid-Cap S&P 400 Index Separate Account	21,113	shares	1,124,238
*Principal Life Insurance Company	Capital Appreciation Separate Account	180,097	shares	5,828,366
*Principal Life Insurance Company	Large-Cap Growth I Separate Account	167,970	shares	5,128,659
*Principal Life Insurance Company	Mid-Cap Growth Separate Account	51,975	shares	2,502,095
				21,086,828
Collective trust fund:
**Principal Global Investors Trust Company	Principal Stable Value Z Fund	142,229	shares	3,137,117
				3,137,117

*Participant Loans		4.25% to 7.25% per annum		2,418,194
				$59,381,822

*Represents party-in-interest to the Plan.

** Represents fair value as reported by Principal Trust Company. The accompanying financial statements presents this investment at net asset value.

Cost information not required due to Plan being participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

Date: June 21, 2019	/s/ Joseph H. Smith
Joseph H. Smith
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm